As filed with the Securities and Exchange Commission on January 19, 2007

                                                             File No. 333-139447

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /X/

                          Pre-Effective Amendment No. 2                     /X/

                          Post-Effective Amendment No.                      / /

                           SENTINEL GROUP FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

           One National Life Drive                                      05604
             Montpelier, Vermont                                      (Zip Code)
(Address of Principal Executive Offices)

                                 (802) 229-7410
              (Registrant's Telephone Number, including Area Code)

                              ---------------------

          Kerry A. Jung, Esq.                                   Copy to:
  c/o Sentinel Asset Management, Inc.                   John A. MacKinnon, Esq.
        One National Life Drive                            Sidley Austin LLP
       Montpelier, Vermont 05604                           787 Seventh Avenue
(Name and Address of Agent for Service)                 New York, New York 10019

                              ---------------------

The approximate date of the proposed public offering is as soon as practicable after the effective date of the registration statement.

Title of securities being registered: Common Stock, par value $.01 per share

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares (File No. 811-214).

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The combined proxy statement/prospectus and statement of additional information filed on Form N-14 on December 18, 2006 are incorporated by reference into this Pre-Effective Amendment.

                                     Part C

Item 15. Indemnification

      See the Amended and Restated Articles of Amendment of the Registrant, incorporated by reference to Exhibit (a) to this Registration Statement.

      See the Amended and Restated Bylaws incorporated by reference to Exhibit
      (b) to this Registration Statement.

      The investment advisory agreements incorporated by reference to Exhibit
      (d) to this Registration Statement provide that in the absence of willful malfeasance, bad faith, gross negligence or reckless disregard of the obligations or duties thereunder on the part of the Advisor, the Advisor shall not be liable to the Registrant or to any shareholder of the Registrant for any act or omission in the course of, or connected with rendering services thereunder or for any losses that may be sustained in the purchase, holding or selling of any security.

      In addition, the Registrant maintains a directors and officers liability insurance policy with maximum coverage of $15 million under which the directors and officers of the Registrant are insureds.

      The Registrant also has agreed pursuant to indemnification agreements (each an "Indemnification Agreement") to indemnify, and advance expenses to, each "Disinterested Director" (as defined in each Indemnification Agreement), if he or she is or is threatened to be made a party to a Proceeding (as defined in each Indemnification Agreement). In accordance with the terms of each Indemnification Agreement, the Registrant shall indemnify any applicable Disinterested Directors for and against any and all judgments, penalties, fines and amounts paid in settlement, and all expenses actually and reasonably incurred by the applicable director or on his or her behalf in connection with a Proceeding, to the maximum extent permitted by Maryland law and to the extent not expressly prohibited by applicable federal securities law and regulations (including without limitation Section 17(h) of the Investment Company Act, and regulations or rules issued with respect thereto by the U.S. Securities Exchange Commission), in effect as of the date of the applicable Indemnification Agreement or at the time of the request for indemnification, whichever affords greater rights of indemnification to the indemnitee, including any additional indemnification permitted by Section 2-418(g) of the Maryland General Corporation Law. The Registrant also shall indemnify a Disinterested Director for and against all expenses actually and reasonably incurred by such Disinterested Director or on his or her behalf in connection with any Proceeding to which the indemnitee is or is threatened to be made a witness but not a party, within fifteen (15) days after receipt by the Registrant of each statement of expenses from the indemnitee. Under the Indemnification Agreement, the Registrant shall not be liable for indemnification in connection with: (i) any monetary settlement by or judgment against a Disinterested Director for insider trading or disgorgement of profits by such Disinterested Director pursuant to Section 16(b) of the Securities Exchange Act of 1934; or (ii) any liability to the Registrant or its shareholders with respect to a Proceeding (other than a Proceeding under Section 7(a) of the Indemnification Agreement), to which such Disinterested Director otherwise would be subject by reason of such Disinterested Director having engaged in certain Disabling Conduct (as defined in the Indemnification Agreement). Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable. In the event that a claim for indemnification against such liabilities (other than for expenses paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, unless the matter has been settled by controlling precedent in the opinion of its counsel, will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

      1. (a) Articles of Amendment and Restatement effective January 24, 2006
      (8)
      1. (b) Articles of Correction effective March 15, 2006 (7)
      1. (c) Articles Supplementary (increasing HY Bond Fund Class A shares and deleting Tax-Free Income Class B shares) effective March 15, 2006 (7)
      1. (d) Articles Supplementary (adding Growth Leaders Fund) effective March 15, 2006 (7)
      1. (e) Articles Supplementary (adding Capital Growth Fund) effective March 15, 2006 (7)
      1. (f) Certificate of Correction effective May 24, 2006 (9)
      1. (g) Articles Supplementary (adding Class C shares - Government Securities and Short Maturity Government Fund) effective June 1, 2006 (9)
      1. (h) Articles Supplementary (eliminating the New York Tax-Free Income and Tax-Free Income Funds) effective December 15, 2006 (10)
      2. Amended and Restated By-Laws of the Registrant (8)
      3. Inapplicable
      4. Agreement and Plan of Reorganization dated December 13, 2006 (10)
      5. (a) Form of Share Certificate (5)
      5. (b) New Form of Share Certificate (5)
      6. (a) Investment Advisory Agreement between Registrant, on behalf of the Capital Growth Fund, and Sentinel Asset Management, Inc. dated as of March 1, 1993, as amended December 19, 2005 (4)
      6. (b) Form of Amendment to Investment Advisory Agreement between Registrant, on behalf of the Capital Growth Fund, and Sentinel Asset Management, Inc. dated as of March 30, 2006 (6)
      6. (c) Investment Advisory Agreement between Registrant, on behalf of the Capital Opportunity Fund, and Sentinel Asset Management, Inc. dated as of January 13, 2000, as amended September 1, 2002, December 31, 2003 and December 19, 2005 (4)
      7. (a) Distribution Agreement between the Registrant and Sentinel Financial Services Company ("SFSC"), dated as of March 1, 1993 (1)
      7. (b) Form of Dealer Agreement (8)
      8. Registrant has provided health care and insurance benefits to certain retirees. Registrant also contributes a percentage of pension and retirement plan benefits paid to its Chief Compliance Officer.
      9. Custody agreement between Registrant, Sentinel Variable Products Trust; and State Street Bank and Trust Company, effective October 1, 2000 (3)
      10. (a) Class A Distribution Plan pursuant to Rule 12b-1 under the 1940 Act. (2)
      10. (b) Class B Distribution Plan pursuant to Rule 12b-1 under the 1940 Act. (2)
      10. (c) Class C Distribution Plan pursuant to Rule 12b-1 under the 1940 Act. (7)
      10. (d) Amended Plan pursuant to Rule 18f-3 under the 1940 Act. (16)
      11. Opinion and Consent of Counsel (10)
      12. Opinion and Consent of Counsel on Tax Matters*
      13. (a) Fee Agreement between Registrant, on behalf of the Capital Growth Fund, and Sentinel Asset Management, Inc. dated March 17, 2006 (6)
      13. (b) Fund Services Agreement between Sentinel Group Funds, Inc. and Sentinel Administrative Services, Inc. dated March 1, 1993 (1)
      14. (a) Consent of Independent Registered Public Accounting Firm (PwC)
      (10)
      14. (b) Consent of Independent Registered Public Accounting Firm (KPMG)
      (10)
      15. Inapplicable
      16. Power of Attorney (3)
      17. Form of Proxy Card (10)

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*To be filed by post-effective amendment.
(1) Incorporated by reference to Post-Effective Amendment No. 89 to the Registration Statement filed on Form N-1A on March 30, 2000.
(2) Incorporated by reference to Post-Effective Amendment No. 98 to the Registration Statement filed on Form N-1A on December 30, 2004.
(3) Incorporated by reference to Post-Effective Amendment No. 103 to the Registration Statement filed on Form N-1A on September 29, 2005.
(4) Incorporated by reference to Post-Effective Amendment No. 105 to the Registration Statement filed on Form N-1A on December 19, 2005.
(5) Incorporated by reference to Post Effective Amendment No. 106 to the Registration Statement filed on Form N-1A on December 23, 2005.
(6) Incorporated by reference to Post Effective Amendment No. 1 to the Form N-14 filed on Form N-1A on January 23, 2006.
(7) Incorporated by reference to Post Effective Amendment No. 107 to the Registration Statement filed on Form N-1A on March 17, 2006.
(8) Incorporated by reference to Post Effective Amendment No. 109 to the Registration Statement filed on Form N-1A on March 30, 2006.
(9) Incorporated by reference to Post Effective Amendment No. 110 to the Registration Statement filed on Form N-1A on June 1, 2006.
(10) Incorporated by reference to the Registration Statement filed on Form N-14 on December 18, 2006.

Item 17. Undertakings

      (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) Pursuant to the requirements of Form N-14, the undersigned Registrant undertakes to file, by post-effective amendment to the Registration Statement, an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus that is part of the Registration Statement within a reasonable time after receipt of such opinion.

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Montpelier and State of Vermont, on the 19th day of January, 2007.

                                                      SENTINEL GROUP FUNDS, INC.
                                                      (Registrant)

                                                      By: /s/ Kerry A. Jung
                                                          -----------------
                                                      Kerry A. Jung
                                                      Secretary

As required by the Securities Act, this Registration Statement has been signed by the following persons in the capacities on the date indicated.

Signature                     Title                             Date
---------                     -----                             ----


--------------------
Christian W. Thwaites*        President (Chief Executive        January 19, 2007
                              Officer) and Director


--------------------
/s/ Thomas P. Malone
Thomas P. Malone              Vice President and Treasurer      January 19, 2007
                              (Principal Financial and
                              Accounting Officer)


--------------------
Thomas H. MacLeay*            Director (Chair)                  January 19, 2007


--------------------
John D. Feerick*              Director                          January 19, 2007


--------------------
Richard I. Johannesen, Jr.*   Director                          January 19, 2007


--------------------
Keniston P. Merrill*          Director                          January 19, 2007


--------------------
Deborah G. Miller*            Director                          January 19, 2007


--------------------
John Raisian*                 Director                          January 19, 2007


--------------------
Nancy L. Rose*                Director                          January 19, 2007


--------------------
Richard H. Showalter, Jr.*    Director                          January 19, 2007


--------------------
Susan M. Sterne*              Director                          January 19, 2007


--------------------
Angela E. Vallot*             Director                          January 19, 2007

*Kerry A. Jung signs this document pursuant to the power of attorney filed with Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A filed on September 29, 2005.

                                                     /s/ Kerry A. Jung
                                                     -----------------
                                                     Kerry A. Jung